UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, November 5, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)
Issuing Companies deputy management
25 de Mayo 175
Buenos Aires City
Attn.: Management of Issuing Companies
Present

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
Buenos Aires City
Present

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
Buenos Aires City
Present

Ref.: Relevant Event

Dear Sirs:

I am pleased to address you in my capacity as the Principal Officer in Charge of Investor Relations of Central Puerto S.A. (the “Company” or “CPSA,” as applicable), in compliance with the provisions of Article 11, Section II, Chapter I, Title II of the Rules of the Comisión Nacional de Valores (N.T. 2013), in order to inform you that the Company and Proener S.A.U. (“Proener”), a wholly owned subsidiary of CPSA, have acquired treasury shares issued by the Company pursuant to the terms of Article 64 et seq. of Capital Markets Law No. 26,831 and the regulations of the Comisión Nacional de Valores.

In this regard, we hereby inform you that both the Company and Proener have acquired their own book-entry ordinary shares, with a par value of $1 (one Peso) and carrying 1 (one) vote per share (the “Shares”), as set forth below:

Entity	Market	Transaction Date	Trade completion Date	Number of Shares / ADRs	Equivalent Number of Shares	Average Price	Total Cash Amount
CPSA	BYMA	11/05/2026	11/11/2026	120,000	120,000	AR$ 1,639.99	AR$ 196,799,983
-	NYSE	-	-	-	-	-	-

Furthermore, please be advised that the acquisitions made on the same day did not exceed 25% of the average daily trading volume of the Company’s shares during the previous ninety (90) business days.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 6, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact